UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)
 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
                    Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*

                               J. W. MAYS, INC.
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $1.00 Per Share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 057847310
------------------------------------------------------------------------------
                               (CUSIP Number)

                                Mildred Kalik
                          Simpson Thacher & Bartlett
                425 Lexington Avenue, New York, New York 10017
                               (212) 455-2000
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 25, 2002
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 057847310                                                Page 2 of 7


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     JANE H. GOLDMAN, individually, as Co-Executrix of the Estate of Sol Goldman, Deceased and as Co-Trustee of the Lillian Goldman Trust for
     Diane Goldman Kemper.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                        45,700
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              316,900
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             45,700

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        316,900

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        362,600
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        17.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                        IN
________________________________________________________________________________

                                 SCHEDULE 13D
CUSIP No. 057847310                                                Page 3 of 7

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     ALLAN H. GOLDMAN, individually and as Co-Executor of the Estate of Sol Goldman, Deceased.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             45,700

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        271,200
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             45,700

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        271,200

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        316,900

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        15.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                        IN
________________________________________________________________________________

                                 SCHEDULE 13D
CUSIP No. 057847310                                                Page 4 of 7


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     LOUISA LITTLE, Co-Executrix of the Estate of Sol Goldman, Deceased.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             ---

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        271,200
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             ---

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        271,200

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        271,200

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        13.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                        IN

________________________________________________________________________________

          This Statement on Schedule 13D, as amended, to which this amendment relates (the "Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by each of the individuals identified on the cover pages to this Schedule 13D (such persons, collectively, the "Reporting Persons"), relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of J. W. Mays, Inc., a New York corporation ("J. W. Mays"), is hereby amended as set forth below.

Item 5.  Interest in Securities of the Issuer.

          Item 5 is hereby amended and restated as follows:

          Current Ownership
          -----------------

          As of the date hereof and after giving effect to the transactions described below under "Recent Transactions," (i) each of the persons identified in Item 2 as a Co-Executor of the Estate of Sol Goldman, deceased, beneficially owns 271,200 shares of Common Stock or approximately 13.3% of the issued and outstanding shares of Common Stock, (ii) Jane H. Goldman, as Co-Trustee of the Lillian Goldman Trust for Diane Goldman Kemper, beneficially owns 45,700 shares of Common Stock or approximately 2.3% of the issued and outstanding shares of Common Stock, (iii) Jane H. Goldman individually directly owns 45,700 shares of Common Stock or approximately 2.3% of the issued and outstanding shares of Common Stock, and (iv) Allan H. Goldman individually directly owns 45,700 shares of Common Stock or approximately 2.3% of the issued and outstanding shares of Common Stock.

          Jane H. Goldman and Allan H. Goldman are siblings.

          The power to vote, or direct the voting of, and the power to dispose of, or direct the disposition of, the shares of Common Stock owned by the Estate of Sol Goldman, deceased, is shared by the Co-Executors of such estate. The power to vote, or direct the voting of, and the power to dispose of, or direct the disposition of, the shares of Common Stock owned by the Lillian Goldman Trust for Diane Goldman Kemper is shared by the Co-Trustees of such trust. The power to vote and the power to dispose of the shares of Common Stock directly owned by Jane H. Goldman is held solely by Jane H. Goldman. The power to vote and the power to dispose of the shares of Common Stock directly owned by Allan H. Goldman is held solely by Allan H. Goldman.

          Each person identified in the Schedule 13D expressly disclaims any beneficial interest in the Common Stock, except for those shares of Common Stock which are stated to be owned directly by such person, and except to the extent of such person's beneficial interest in the Estate of Sol Goldman, deceased.

          The persons filing this statement expressly disclaim that any group exists with respect to the Common Stock referred to in the Schedule 13D.

          The number of shares of Common Stock over which each of the Reporting Persons exercises voting or dispositive power, either sole or shared, is set forth on the cover pages hereto. Such cover pages reflect the beneficial ownership of an aggregate of 408,300 shares of Common Stock, which represent an aggregate of approximately 20.1% of the Common Stock.

          Percentages set forth on such cover pages and in this Item 5 were calculated based on 2,033,280 outstanding shares of Common Stock. J. W. Mays reported that it had 2,033,280 shares of Common Stock outstanding at April 30, 2002 in its Quarterly Report for the quarterly period ended April 30, 2002 on Form 10-Q dated June 6, 2002.

          Recent Transactions
          -------------------

          On August 20, 2002, Lillian Goldman passed away. Prior to her death, on July 25, 2002, the Trustees of the Lillian Goldman Marital Trust, the trustees of which are Jane H. Goldman, Allan H. Goldman and Louisa Little, distributed 91,400 shares of Common Stock to Lillian Goldman, individually. After giving effect to such distribution, the Lillian Goldman Marital Trust no longer holds any shares of Common Stock. On the same day, Lillian Goldman transferred by gift all of her directly owned shares of Common Stock in equal parts to her four children. Such transfers included a transfer by gift of 45,700 shares of Common Stock to Jane H. Goldman, individually, a transfer by gift of 45,700 shares of Common Stock to Allan H. Goldman, individually and a transfer by gift of 45,700 shares of Common Stock to the Lillian Goldman Trust for Diane Goldman Kemper, the Co-Trustee of which is Jane H. Goldman. After giving effect to such transfers, Lillian Goldman no longer individually held any shares of Common Stock.

Item 7.  Material to be Filed as Exhibits.

   Exhibits:

1.   Joint Filing Agreement among each of the Reporting Persons.

                                  Signatures
                                  ----------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:   November 12, 2002

                                     JANE H. GOLDMAN, individually, as Co-
                                     Executrix of the Estate of Sol Goldman,
                                     Deceased and as Co-Trustee of the Lillian
                                     Goldman Trust for Diane Goldman Kemper


                                           /s/ Jane H. Goldman
                                     ------------------------------



                                    ALLAN H. GOLDMAN, individually and as
                                    Co-Executor of the Estate of Sol
                                    Goldman, Deceased


                                         /s/ Allan H. Goldman
                                    ------------------------------



                                   LOUISA LITTLE, as Co-Executrix of the
                                   Estate of Sol Goldman, Deceased


                                         /s/ Louisa Little
                                   ------------------------------

                                                                      EXHIBIT 1
                                                                      ---------


                            JOINT FILING AGREEMENT
                            ----------------------



          By this Agreement, the undersigned agree that this Statement on
Schedule 13D being filed on or about this date, and any subsequent amendments thereto filed by any of us, with respect to the Common Stock of J. W. Mays, Inc. is being filed on behalf of each of us.

DATED:   November 12, 2002

                                      JANE H. GOLDMAN, individually, as Co-
                                      Executrix of the Estate of Sol Goldman,
                                      Deceased and as Co-Trustee of the Lillian
                                      Goldman Trust for Diane Goldman Kemper


                                             /s/ Jane H. Goldman
                                       -------------------------------



                                      ALLAN H. GOLDMAN, individually and
                                      as Co-Executor of the Estate of Sol
                                      Goldman, Deceased


                                            /s/ Allan H. Goldman
                                       ----------------------------



                                     LOUISA LITTLE, as Co-Executrix of the
                                     Estate of Sol Goldman, Deceased


                                          /s/ Louisa Little
                                     ---------------------------